FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Carbiener, Jeffrey S. (Last) (First) (Middle) 11601 N. Roosevelt Boulevard (Street) St. Petersburg, Florida 33716 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Certegy Inc. CEY 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year) /

 6. Relationship of Reporting Person(s) to Issuer

     (Check all applicable)

      Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

Senior Vice President and Group Executive - Check Services

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

   X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	2/12/2002		A	V	16,000	A			D
Common Stock	12/31/2002		M		1,210	A	$21.0164		D
Common Stock	12/31/2002		F		1,035	D	$24.55	26,220	D
Common Stock								137	I	By IRA
Common Stock								1,015.73	I	By 401(K) Plan

Total:								27,372.73

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$21.0164	12/31/2002		M			1,210	(1)	1/29/2007	Common Stock	1,210		-0-	D
Employee Stock Option (right to buy)	$34.96	2/12/2002		A	V	43,146		(2)	2/12/2012	Common Stock	43,146		43,146	D

 Explanation of Responses:

(1  The option is a replacement of an option, which was originally granted on January 29, 1997 under Equifax Inc.'s Stock Option Plan. The replacement was in connection with the July 7, 2001 distribution by Equifax of all the outstanding common stock of Certegy to the shareholders of Equifax.  The original option has vested in full, with a portion of the fully vested option having been exercised and previously reported.

(2)  14,646 options vested on the date of grant, with the remaining 28,500 shares vesting in three equal installments on each of the first, second and third anniversaries of the date of grant.

*Jeffrey S. Carbiener ** Signature of Reporting Person	1/3/2003 Date

*By: /s/ Marcia R. Glick, as attorney-in-fact

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002